Paris, May 2, 2013

Q1 2013 business EPS(1) impacted by exclusivity losses in prior year

Growth platforms(2) sales increased 8.6%(3)

	Q1 2013	Change (reported)	Change (CER)
Net sales	€8,059m	–5.3%	–2.8%
Business net income(1)	€1,613m	–33.5%	–28.8%
Business EPS(1)	€1.22	–33.3%	–29.0%

In order to facilitate an understanding of our operational performance, we comment on our business net income statement. Business net income(1) is a non-GAAP financial measure. The consolidated income statement for Q1 2013 is provided in Appendix 4 and a reconciliation of business net income to consolidated net income in Appendix 3. Consolidated net income for Q1 2013 was €1,004 million, compared to €1,809 million for Q1 2012. Consolidated EPS for Q1 2013 was €0.76 versus €1.37 for Q1 2012.

Commenting on the Group’s performance in Q1 2013, Sanofi Chief Executive Officer, Christopher A. Viehbacher said, “As expected, the loss of exclusivity of Plavix®, Avapro® and Eloxatin® in the course of 2012 in the U.S. had a negative impact on Q1 results. However, our growth platforms(2) continue to deliver strong results with diabetes, vaccines, and Genzyme all achieving double-digit growth. The early launch trends for Aubagio® and Auvi-Q™ in the U.S. are encouraging, regulatory approvals were granted for Lyxumia®, Zaltrap® and Hexyon™ in the EU, and we received positive CHMP opinion for Aubagio®. Moreover, we look forward to the Phase III data releases for several pipeline projects later this year, including our new insulin glargine formulation and alirocumab. The Group expects to resume growth in the second half of 2013.”

Q1 2013 Performance

•	Total sales(3) were €8,059 million, down 2.8% impacted by sales lost due to generic competition (€553 million).

•	Sales of growth platforms(2) reached €5,723 million, an increase of 8.6% and accounted for 71% of total sales.

•	Emerging Markets(4) sales reached €2,719 million, an increase of 6.5%, accounting for 33.7% of total Group sales. Sales in BRIC countries increased 10.7%.

•	Diabetes recorded another strong quarter with sales growth of 19.6% to €1,542 million driven by Lantus®.

•	Consumer Healthcare sales were €811 million, an increase of 3.1%.

•	Vaccines sales increased 15.9% to €697 million driven by pediatric and flu vaccines.

•	Merial sales decreased 3.1% to €554 million reflecting unfavorable weather conditions and increased competition to Frontline®.

•	Genzyme(5) sales grew 25.5% to €493 million, reflecting the recovery of Fabrazyme® and the successful launch of Aubagio®.

•	Q1 2013 business EPS(1) was €1.22 reflecting the negative impact of €0.42 at CER related to the Plavix® and Avapro® losses of exclusivity in the U.S last year.

R&D Update

•

Since publication of full-year results, the CHMP issued a positive opinion regarding the approval of Aubagio® in multiple sclerosis and EC approval was obtained for the 6-in-1 pediatric vaccine Hexyon™/Hexacima®.

•	Phase III data are expected in Q2 2013 for several development programs (new insulin glargine formulation, otamixaban, a JAK2 inhibitor, iniparib).

2013 Guidance

•

The performance of the first quarter is in line with the full year guidance announced on February 7, 2013. The residual impact from the loss of Plavix® and Avapro® exclusivity in the U.S. is anticipated to impact business net income in H1 2013 by approximately €800m at CER(1). Including this impact, the continued strong performance of growth platforms, investments in the late-stage pipeline, launch expenses for new products and ongoing cost savings should lead to a 2013 business EPS(1) of flat to 5% lower than 2012(6) at CER, barring major unforeseen adverse events.

(1)	See Appendix 6 for definitions of financial indicators; (2) See page 2; (3) Growth in net sales is expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 6 for a definition); (4) See definition on page 7; (5) Genzyme consists of rare diseases products and multiple sclerosis products; (6) 2012 business EPS with the retroactive application of IAS19R was €6.14.

Investor Relations: (+) 33 1 53 77 45 45 - E-mail: IR@sanofi.com    -    Media Relations: (+) 33 1 53 77 46 46 - E-mail: MR@sanofi.com

Web site: www.sanofi.com

2013 first-quarter net sales

Unless otherwise indicated, all sales growth figures in this press release are stated at constant exchange rates(1).

In the first quarter of 2013, Sanofi generated sales of €8,059 million, a decrease of 5.3% on a reported basis. Exchange rate movements had a negative effect of 2.5 percentage points primarily reflecting the depreciation of the Japanese Yen, Brazilian Real, Venezuelan Bolivar, U.S. Dollar and the South African Rand against the Euro.

Growth Platforms

In the first quarter, sales of the Group’s growth platforms totaled €5,723 million, an increase of 8.6%, driven by the performance of Diabetes (up 19.6%), Vaccines (up 15.9%), Genzyme (up 25.5%) and “Other Innovative Products” (up 13.7%). The Group’s growth platforms accounted for 71.0% of total consolidated sales in the first quarter, up from 63.2% in the first quarter of 2012.

€ million	Q1 2013 net sales	Change at CER
Diabetes	1,542	+19.6%
Consumer Healthcare (CHC)	811	+3.1%
Vaccines	697	+15.9%
Animal Health	554	–3.1%
Genzyme	493	+25.5%
Other Innovative products(a)	157	+13.7%
Emerging Markets(b)	2,719	+6.5%
of which Diabetes, Vaccines, CHC, Animal Health, Genzyme and Other Innovative Products	1,250	+17.3%
of which other products	1,469	–1.2%
Total Growth Platforms	5,723	+8.6%

(a)	Includes recent product launches which do not belong to the other Growth Platforms listed above: Multaq®, Jevtana®, Zaltrap®, Auvi-QTM and Mozobil®
(b)	World excluding the U.S. and Canada, Western Europe, Japan, Australia and New Zealand

Pharmaceuticals

First-quarter sales for the Pharmaceuticals business reached €6,808 million, a decrease of 4.4%, which reflected generic competition and EU austerity measures. Net sales lost due to generic competition on main legacy products in the U.S. and EU were €553 million, primarily due to declining sales of Eloxatin®, Lovenox® and the active ingredient of Plavix® in the U.S. and Aprovel® in the EU.

Diabetes

€ million	Q1 2013 net sales	Change at CER
Lantus®	1,338	+21.3%
Apidra®	66	+30.8%
Amaryl®	94	–2.9%
Insuman®	33	+3.1%
Total Diabetes	1,542	19.6%

The Diabetes division generated sales of €1,542 million in the first quarter, an increase of 19.6%. Lantus® recorded another strong performance with sales up 21.3% to €1,338 million driven by the U.S. (+26.9% to €862 million). In the U.S., Lantus® SoloSTAR® represented 57.0% of total Lantus® sales in the quarter, versus 51.1% in the first quarter of 2012. In Emerging Markets, Lantus® sales grew 19.9%. In China, despite the 10.6% price cut which occurred in February, Lantus® sales grew 17.4%. In Japan, sales of Lantus® increased 17.7%.

(1)	See Appendix 6 for definitions of financial indicators

In February 2013, the European Commission granted marketing authorisation in EU for Lyxumia® (lixisenatide), a once-daily prandial GLP-1 receptor agonist. The launch of Lyxumia® in the EU began with Germany and the United Kingdom at the end of the first quarter and the roll out is expected to continue over 2013.

The recovery of Apidra® continued in the first quarter with sales up 30.8% to €66 million driven by the U.S. (up 85.7% to €26 million)

First-quarter sales of Amaryl® were €94 million reflecting good performance in Emerging Markets (+11.3% to €67 million) despite generic competition in Japan (where sales decreased 20.6% to €21 million).

Genzyme

€ million	Q1 2013 net sales	Change at CER
Cerezyme®	171	+16.8%
Myozyme® / Lumizyme®	116	+4.5%
Fabrazyme®	92	+100.0%
Aldurazyme®	37	+5.7%
Total Rare Diseases	473	+20.5%
Aubagio®	20	—
Total Multiple Sclerosis	20	—
Total Genzyme	493	+25.5%

First-quarter sales of Genzyme increased 25.5% to €493 million, reflecting the return to full supply for Cerezyme® and Fabrazyme®, new patient accruals and the successful launch of Aubagio® in the U.S. Genzyme recorded strong performance in the U.S. and in Emerging Markets growing +44.4% (€168 million) and +33.3% (€110 million), respectively.

Sales of Cerezyme® grew 16.8% to €171 million, driven by Emerging Markets (+32.6% to €60 million) and the U.S. (+19.4% to €43 million).

The strong recovery of Fabrazyme® continued in the first quarter with sales doubling to €92 million. Fabrazyme® continued to experience market share gains globally outside the U.S. market, most significantly in Europe where the number of patients we treat has increased steadily for over a year. These numbers include both patients new to therapy and switches from competition. In the first quarter, Fabrazyme® sales doubled in the U.S., as well as in Emerging Markets and Western Europe.

Sales of Myozyme®/Lumizyme® reached €116 million (up 4.5%), supported by Emerging Markets (+16.7% to €14 million) and Western Europe (+6.5% to €66 million).

Kynamro™ (mipomersen, development partnership with Isis Pharmaceuticals) was launched in the U.S. in March for patients with homozygous familial hypercholesterolemia (HoFH), a rare life-threatening genetic disease.

Aubagio®, approved in the U.S. in September 2012 as a new once-daily, oral treatment indicated for patients with relapsing forms of multiple sclerosis, reached sales of €20 million in the first quarter. In March 2013, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency issued a positive opinion regarding the approval of Aubagio® for the treatment of adult patients with relapsing-remitting multiple sclerosis. The CHMP did not recommend that the product receive a new active substance (NAS) designation. Genzyme has requested that the CHMP re-examine the NAS designation and expects the process to take several months.

Other Innovative Products(7)

€ million	Q1 2013 net sales	Change at CER
Multaq®	62	–1.6%
Jevtana®	52	–1.9%
Mozobil®	26	+18.2%
Zaltrap®	11	—
Auvi-Q™	6	—
Total Other Innovative Products	157	+13.7%

(7)	Includes new product launches which do not belong to the other Growth Platforms

First-quarter sales of Multaq® were €62 million of which €49 million were generated in the U.S.

Sales of Jevtana® were €52 million in the first quarter, reflecting lower sales in the U.S. in a more competitive environment, partially offset by recent launches in Western Europe.

In the first quarter, sales of Zaltrap® (aflibercept, collaboration with Regeneron) reached €11 million of which €10 million were generated in the U.S. where the product was launched at the end of August 2012. In February 2013, the European Commission granted marketing authorization in Europe for Zaltrap® in combination with irinotecan/5-fluorouracil/folinic acid chemotherapy in adult with metastatic colorectal cancer that is resistant to or has progressed after an oxaliplatin-containing regimen. The first launches of Zaltrap® in the European Union started with the UK and Germany at the end of the first quarter and further launches are expected to continue throughout 2013.

First-quarter sales of Mozobil® reached €26 million (+18.2%).

At the end of January 2013, Sanofi launched Auvi-Q™(8) (epinephrine injection) in the U.S. Auvi-Q™ is the first-and-only epinephrine auto-injector with audio and visual cues for the emergency treatment of life-threatening allergic reactions in people who are at risk or have a history of anaphylaxis. Sales of Auvi-Q™ were €6 million in the first quarter.

Established Pharmaceutical Products

€ million	Q1 2013 net sales	Change at CER
Plavix®	450	–5.0%
Lovenox®	428	–17.7%
Aprovel® / Avapro®	241	–20.8%
Renvela®/Renagel ®	171	+17.7%
Allegra®	169	+6.0%
Taxotere®	108	–24.0%
Myslee®/Ambien ®/Stilnox®	101	–12.0%
Synvisc® / Synvisc One®	77	0.0%
Eloxatin®	59	–84.6%

First-quarter sales of Plavix® were €450 million, down 5.0%, impacted by the absence of active ingredient sales for the U.S. (Plavix® lost its exclusivity in the U.S. on May 17, 2012). In Japan, sales of Plavix® grew 16.8% to €167 million. In Emerging Markets, sales grew 8.4% to €206 million. In China, sales reached €110 million, an increase of 25.3% despite a 9.9% price cut in October 2012. In Western Europe, sales of Plavix® decreased 28.6% to €65 million, also reflecting generic competition.

Sales of Lovenox® decreased 17.7% to €428 million in the first quarter, reflecting generic pressure in the U.S. where sales of the branded product declined 59.8% to €49 million. Sales of the product were €143 million (down 4.5%) in Emerging Markets and €213 million (down 5.3%) in Western Europe.

In the first quarter, Aprovel®/Avapro® recorded sales of €241 million, down 20.8%, due to generic competition in Western Europe where sales decreased 40.8% to €99 million. Sales of the product in Emerging Markets were €103 million (an increase of 8.2%).

Sales of Renvela®/Renagel® were up 17.7% to €171 million in the first quarter, sustained by the U.S. (sales were up 19.6% to €121 million) and Emerging Markets (sales were €13 million vs. €7 million in Q1 2012).

First-quarter sales of Taxotere® decreased 24.0% to €108 million, reflecting generic erosion in the U.S. (€11 million, down 26.7%) and Western Europe (€8 million, down 57.9%) and lower sales in Emerging Markets (€56 million, down 23.0%).

Sales of Eloxatin® declined 84.6% (€59 million) in the first quarter, due to generic competition in the U.S. where the product lost its market exclusivity August 9, 2012 and also due to lower sales in Emerging Markets (€34 million, down 17.1%).

Allegra® as a prescription drug recorded sales of €169 million, up 6.0% in the first quarter. In Japan, sales of Allegra® as a prescription drug grew 4.3% to €137 million due to a strong pollen season and despite the impact of generic competition since February. Allegra® was also launched on the OTC market in Japan in November 2012 (sales consolidated in CHC).

(8)	Sanofi US licensed the North America commercialization rights to Auvi-Q™ from Intelliject,Inc.

Sales of Synvisc®/Synvisc One® were stable at €77 million in the first quarter.

In the first quarter, the Ambien® family of products recorded sales of €101 million, down 12.0%, reflecting generic competition in Japan where sales decreased 19.7% to €50 million.

Consumer Healthcare

€ million	Q1 2013 net sales	Change at CER
Allegra®	99	+6.3%
Doliprane®	82	+17.1%
Essentiale®	51	+2.0%
Enterogermina®	39	+11.1%
No Spa®	30	+7.1%
Lactacyd®	27	+7.7%
Dorflex®	26	+11.5%
Other CHC Products	457	–1.1%
Total Consumer Healthcare	811	+3.1%

Sales of Consumer Healthcare products (CHC) reached €811 million (up 3.1%) in the first quarter. Sales of Allegra® OTC increased 6.3% to €99 million, driven by the recent launch in Japan. Several leading brands (Doliprane®, Enterogermina® and Dorflex®) recorded double-digit growth in sales. Sales in Emerging Markets increased 4.4% to €368 million despite the decline in sales in China. Sanofi recently initiated actions to realize the growth potential of its CHC business in China which included the reorganization of its distribution network and reduced wholesaler inventory levels.

In January 2013, Chattem, the U.S. Consumer Healthcare Division of Sanofi, completed the acquisition of the worldwide rights to the Rolaids® brand from the McNeil Consumer Healthcare Division of McNeil-PPC, Inc. Rolaids® is an over-the-counter antacid that helps relieve heartburn and acid indigestion. The product was first introduced in 1954 and was a top selling brand in the gastro-intestinal category. Chattem will re-launch Rolaids® and expects the product to be available at retailers in late 2013.

Generics

First-quarter sales of Generics were €423 million, down 1.8%, impacted by decreased sales in Brazil and lower sales of the authorized generic of Lovenox® and Taxotere® in the U.S. In Brazil, performance was impacted by competition and tax changes in the São Paulo State which influenced the generic market. In Western Europe, sales of generics showed 31.1% growth reflecting strong performance in France.

Vaccines

€ million	Q1 2013 net sales	Change at CER
Influenza Vaccines (incl. Vaxigrip® and Fluzone®)	119	+34.8%
Polio/Pertussis/Hib Vaccines (incl. Pentacel®, Pentaxim® and Imovax®)	270	+15.9%
Meningitis/Pneumonia Vaccines (incl. Menactra®)	80	+11.0%
Adult Booster Vaccines (incl. Adacel ®)	85	–1.1%
Travel and Other Endemics Vaccines	74	–2.6%
Other Vaccines	69	+50.0%
Total Vaccines (consolidated sales)	697	+15.9%

First-quarter consolidated sales of Sanofi Pasteur increased 15.9% to €697 million, driven by Polio/Pertussis/Hib in Asia and Flu vaccines. Sales in Emerging Markets were €327 million, an increase of 34.1%.

First-quarter sales of Polio/Pertussis/Hib vaccines grew 15.9% to €270 million, driven by phasing of Pentaxim® roll out in China and IPV campaign (Inactivated Polio Vaccine) in Japan. These factors largely offset supply limitations for Pentacel®. Sales of Imovax® in Japan were €41 million and total sales of Pentaxim® were €87 million (up 46.7%). In the U.S., Sanofi Pasteur expects progressive supply recovery of Pentacel® to begin as of mid-year 2013.

Sales of influenza vaccines increased 34.8% to €119 million in the first quarter, driven by a late flu season in the U.S. (€15 million versus €6 million in Q1 2012) and good performance in the Emerging Markets (€93 million, up 30.6%) driven by Latin America.

First-quarter sales of Menactra® reached €67 million (an increase of 19.6%) driven by the U.S. (sales were €41 million, an increase of 13.9%) and Latin America.

Sales of Adult booster vaccines were €85 million (down 1.1%) in the first quarter. Sales of Adacel® were €63 million, up 5.0%.

Sales of travel and other endemic vaccines were €74 million, down 2.6% in the first quarter and were impacted by the temporary production suspension of Theracys®/Immucyst® and BCG vaccines.

First-quarter sales of Sanofi Pasteur MSD (not consolidated), the joint venture with Merck & Co. in Europe, increased 11.1% (on a reported basis) to €173 million, supported by solid performance of Gardasil® and pediatric vaccines.

Animal Health

€ million	Q1 2013 net sales	Change at CER
Companion Animal	374	–5.3%
Production Animal	180	+1.6%
Total Animal Health	554	–3.1%
of which fipronil products	196	–17.5%
of which avermectin products	142	+26.3%
of which Vaccines	164	+0.6%

First-quarter sales of Animal Health were €554 million, down 3.1%. Sales in Emerging Markets grew 7.3% to €129 million.

Sales of the Companion Animals segment were €374 million, a decrease of 5.3% in the first quarter. Unfavorable weather conditions, increased competition and weak economic environment in Europe impacted the anti-parasiticide Frontline®/fipronil family of products which decreased 21.3% (€101 million) and 21.5% (€62 million) in the U.S. and in Western Europe, respectively. In Emerging Markets, sales of the Frontline®/fipronil family of products reached €22 million, an increase of 26.3%. In the U.S., Heartgard® (which benefited from a competitor supply issue) continued to show good performance.

First-quarter sales of the Production Animals segment were €180 million, an increase of 1.6%.

In December 2012, Sanofi entered into a binding agreement to acquire the animal health division of the Indian company Dosch Pharmaceuticals Private Limited, creating a market entry for Merial in that country’s strategically important and growing animal health sector. The agreement is subject to regulatory approval and is expected to close in the second quarter of 2013.

Net sales by geographic region

€ million	Q1 2013 net sales	Change at CER
Emerging Markets(a)	2,719	+6.5%
of which Latin America	769	+4.7%
of which Asia	744	+11.9%
of which Eastern Europe, Russia and Turkey	653	–0.2%
of which Africa	281	+15.5%
of which Middle East	239	+7.5%
United States	2,334	–9.7%
Western Europe(b)	2,000	–10.0%
Rest of the world(c)	1,006	+6.1%
of which Japan	690	+9.8%
TOTAL	8,059	–2.8%

(a)	World less the U.S., Canada, Western Europe, Japan, Australia and New Zealand
(b)	France, Germany, UK, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark
(c)	Japan, Canada, Australia and New Zealand

Sales in Emerging Markets were €2,719 million, an increase of 6.5%, in the first quarter. Double-digit growth was recorded for Diabetes (+19.1%), Vaccines (+34.1%), Genzyme (+33.3%) and “Other innovative products” (+20.0%). Asia and Africa reported double-digit sales growth over the period. Despite recent price cuts, sales in China increased 20.9% to €348 million driven by Vaccines, Plavix®, Lantus® and Animal Health. Sales in Eastern Europe/Russia and Turkey were down 0.2%. The good performance of Russia (+11.2% to €215 million) contrasted with the weak sales in Turkey. Brazil sales increased 3.1% to €351 million, reflecting strong performance of Vaccines (+50.0%) but also lower sales of Generics.

The closing of the acquisition of Genfar S.A., a leading pharmaceuticals manufacturer headquartered in Bogota, Colombia, occurred in late March. With this acquisition, Sanofi has become a market leader in Colombia and has further expanded its portfolio of affordable pharmaceuticals in Latin America.

Despite the strong performances of Diabetes (+27.9%) and Genzyme (+44.4%), first-quarter sales in the U.S. decreased 9.7% to €2,334 million, reflecting primarily the loss of exclusivity of Eloxatin® at the beginning of August 2012 (–97.5%) and generic competition to Lovenox® (–59.8%).

First-quarter sales in Western Europe decreased 10.0% to €2,000 million, impacted by generic competition to Aprovel® as well as austerity measures.

Sales in Japan increased 9.8% to €690 million, driven by Imovax®, Lantus® and Plavix®.

R&D update

Consult Appendix 5 for full overview of Sanofi’s R&D pipeline

Since the publication of the full-year results on February 7, 2013, Sanofi received the following regulatory decisions:

•	In April, the European Commission approved Sanofi Pasteur’s 6-in-1 pediatric vaccine Hexyon™/Hexacima® (DTaP-IPV-Hib-HepB vaccine) for primary and booster vaccination of infants from six weeks of age.

•

In April, a decentralized marketing authorization application was accepted for review in the European Union countries for a quadrivalent (four-strain) formulation of Vaxigrip®, Sanofi Pasteur’s seasonal influenza vaccine. The file has been accepted for review by France’s Agence nationale de sécurité du medicament et des produits de santé (ANSM) as the regulatory agency for the “Reference Member State”, and by national regulatory agencies from the EU countries.

•

In March, following Genzyme’s request for re-examination, the CHMP of the European Medicines Agency (EMA) confirmed its previous position and maintained a negative opinion regarding the marketing authorization application for Kynamro™ (mipomersen sodium, development partnership with Isis Pharmaceuticals) as a treatment for patients with Homozygous Familial Hypercholesterolaemia (HoFH). The Food and Drug Administration (FDA) approved Kynamro™ in the United States in January 2013 for the treatment of patients with homozygous familial hypercholesterolaemia.

•

In March, the CHMP of the EMA issued a positive opinion regarding the approval of once-daily, oral Aubagio® (teriflunomide) for the treatment of adult patients with relapsing-remitting multiple sclerosis (MS). The CHMP did not recommend that Aubagio® receive a new active substance (NAS) designation. Genzyme has requested that the CHMP re-examine the NAS designation.

•

In February, the U.S. FDA accepted for review a New Drug Application (NDA) for lixisenatide, a once-daily prandial GLP-1 receptor agonist for the treatment of adults with type 2 diabetes. Lixisenatide was approved in the European Union on February 1, 2013 under the brand name Lyxumia®.

In addition, the results from the landmark ORIGIN trial (Outcome Reduction with Initial Glargine Intervention), were submitted to European and U.S. regulatory agencies. ORIGIN was a seven-year randomized clinical trial designed to assess the effects of treatment with insulin glargine versus standard care on cardiovascular (CV) outcomes. The study involved over 12,500 participants worldwide with pre-diabetes or early type 2 diabetes and high CV risk.

At the beginning of May 2013, the R&D pipeline contained 62 projects (excluding Life Cycle Management) and vaccine candidates in clinical development of which 16 are in Phase III or have been submitted to the health authorities for approval.

Portfolio update

•

The EDITION Phase III program evaluating the new insulin glargine formulation in Type 1 and 2 Diabetes will deliver its first results in June 2013 with the presentation of EDITION I as a late breaking poster presentation at the American Diabetes Association. Headline results of EDITION II will be communicated at the same time. EDITION I is a 6-month comparative study in patients with Type 2 Diabetes on basal insulin (new insulin glargine formulation or Lantus®) plus mealtime insulin. EDITION II is a 6-month comparative study in patients with Type 2 Diabetes on basal insulin (new insulin glargine formulation or Lantus®) with oral antidiabetic therapy. The Phase III program include four other on-going trials: EDITION III & IV, conducted internationally, and EDITION JPI & JPII conducted in Japan.

•

Given a recent competitor setback in the U.S. and extended development timelines for a Fix-Flex device, priority has been assigned to a Fixed-Ratio combination of Lantus® / Lyxumia®, currently in Phase II. Development timelines will be shared at the time of the American Diabetes Association (ADA) meeting in June.

•

The biosimilar insulin projects entered into phase I of clinical development in Q1 2013 as planned. These insulin products will be developed in order to further enlarge the Sanofi Diabetes portfolio and better serve the needs of people with diabetes.

•

In April, positive top-line results from the TOPIC trial for Aubagio® (teriflunomide) were announced. The trial was designed to assess whether early initiation of Aubagio® in patients who experienced their first neurological symptoms consistent with Clinically Isolated Syndrome (CIS) can prevent or delay conversion to clinically definite multiple sclerosis (CDMS). Clinically isolated syndrome is defined as a first clinical attack with features suggestive of multiple sclerosis. It typically occurs in young adults and is often a prelude to CDMS.

•

In April, it was announced that one cohort of a Phase II non-small cell lung cancer (NSCLC) study evaluating MM-121 (partnership with Merrimack Pharmaceuticals Inc), a fully human monoclonal antibody that targets ErbB3, did not meet its primary endpoint. The cohort evaluated MM-121, in combination with erlotinib to treat patients with NSCLC whose disease progressed on an anti-EGFR tyrosine kinase inhibitor. MM-121 is being evaluated in two additional NSCLC cohorts as well as Phase II studies for the treatment of advanced ovarian cancer, hormone-receptor positive breast cancer and HER2 negative breast cancer.

•

In March, interim results from the first year of the extension study of Lemtrada™ (alemtuzumab, being developed in Multiple Sclerosis in collaboration with Bayer Healthcare) were announced. In this analysis of the first year of the extension study, relapse rates and sustained accumulation of disability remained low among patients who had previously received Lemtrada™ in either of the Phase III CARE-MS I or CARE-MS II studies. In these pivotal studies, Lemtrada™ was given as two annual courses, at the start of the study and 12 months later. More than 80 percent of patients did not receive further treatment with Lemtrada™ during the first year of the extension study.

•

In March, pooled data from two Phase Ib trials with dupilumab (SAR231893, collaboration with Regeneron), an investigational, high-affinity, subcutaneously administered, fully-human antibody targeting the alpha subunit of the interleukin 4 receptor (IL-4R alpha), were presented at the 71st Annual Meeting of the American Academy of Dermatology. The primary objective of the Phase Ib studies was to assess the safety profile of dupilumab. Other exploratory endpoints included pharmacokinetic, biomarker, and efficacy parameters. The efficacy data showed that treatment with four weekly subcutaneous injections of dupilumab at either 150mg or 300mg per week, significantly improved the signs and symptoms of patients with moderate-to-severe atopic dermatitis whose disease was not adequately controlled with topical medications. The results of Phase IIa trial evaluating dupilumab in asthma is scheduled to be presented at the American Thoracic Society (ATS) International Conference in May.

•

In February, the results from the ENGAGE study of eliglustat tartrate, an investigational oral therapy for Gaucher disease type 1 were presented at the 9th Annual Lysosomal Disease Network WORLD Symposium. In conjunction with this meeting, Genzyme also released topline data from its second Phase III study, ENCORE. Both studies met their primary efficacy endpoints and together will form the basis of Genzyme’s registration package for eliglustat tartrate.

•

Sanofi has decided not to pursue SAR164653 -a cathepsin A inhibitor- in cardiovascular related complications and deaths in diabetic patients (Phase I). This compound will be evaluated in pulmonary hypertension.

First-quarter 2013 financial results

Business Net Income(1)

In the first quarter, Sanofi net sales reached €8,059 million, a decrease of 5.3% on a reported basis (–2.8% at constant exchange rates).

Other revenues decreased 77.0% to €98 million in the first quarter impacted by the loss of exclusivity of Plavix® and Avapro® in the U.S. on May 17 and March 30 2012, respectively.

First-quarter Gross profit was €5,621 million, down 11.2% (-8.5% at constant exchange rates), particularly impacted by lower other revenues. The ratio of cost of sales to net sales reached 31.5%, an increase versus Q1 2012 but a slight improvement versus the 2012 average. This ratio reflected generic competition, the evolution of Vaccines sales mix and unfavorable currency impact.

Research and Development expenses decreased 1.5% (-0.6% at constant exchange rates) to €1,155 million in the first quarter reflecting lower expenses in research and medical affairs, partially offset by investment in the late-stage portfolio.

First-quarter selling and general expenses were €2,129 million, up 0.6%. At constant exchange rates, SG&A increased 2.7% largely reflecting the commercial investment of Genzyme in multiple sclerosis. General expenses decreased 4.8% at constant exchange rates reflecting tight cost control and synergies derived from Genzyme integration.

Other current operating income net of expenses was €30 million in the first quarter versus €157 million in the first quarter of 2012. In Q1 2013, a foreign exchange loss of €41 million mainly reflecting the devaluation of the Venezuelan Bolivar was booked compared to a loss of €1 million in Q1 2012. In 2012, this line also included a favorable settlement of a license litigation.

The share of profits from associates was €18 million in the first quarter versus €297 million in the first quarter of 2012 reflecting the loss of exclusivity of Plavix® and Avapro® in the U.S.

Non-controlling interests decreased 24.1% to €41 million in the first quarter, mainly reflecting generic competition to Plavix® and Avapro® in Europe.

(1)	See Appendix 6 for definitions of financial indicators, and Appendix 3 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

Business operating income was €2,344 million, down 31.9% (-27.4% at constant exchange rates) in the first quarter. The ratio of business operating income to net sales was 29.1%, 11.3 percentage points lower than in the first quarter of 2012.

Net financial expenses reached €140 million, compared to €169 million in the first quarter of 2012.

First-quarter effective tax rate was 26.5% in line with our forecast for 2013.

First-quarter business net income(1) was €1,613 million, a decrease of 33.5% (or a decrease of 28.8% at constant exchange rates) reflecting the negative impact of €562 million at CER related to the Plavix® and Avapro® losses of exclusivity in the U.S. last year.

In the first quarter of 2013, Business earnings per share(1) (EPS) were €1.22, down 33.3% and 29.0% on a reported basis and at constant exchange rates, respectively. The average number of shares outstanding was 1,322.2 million this quarter versus 1,321.2 million in the first quarter of 2012.

From business net income to consolidated net income (see Appendix 3)

In the first quarter of 2013, the main reconciling items between business net income and consolidated net income attributable to equity holders of Sanofi were:

•

A €775 million amortization charge related to fair value remeasurement on intangible asset of acquired companies (primarily Aventis: €342 million, Genzyme: €237 million and Merial €97 million) and to acquired intangible assets (licenses/products: €26 million). This item has no cash impact on the Group.

•

An impairment loss (net of reversals related to intangible assets) against intangible assets of €10 million mainly related to Kynamro™ following the negative opinion issued by the CHMP regarding the marketing authorization application of the product in EU. This item has no cash impact on the Group.

•	A charge of €41 million mainly reflecting an increase in the fair value of contingent considerations related to the CVRs (€17 million) and Bayer contingent considerations (€20 million).

•

A charge of €3 million arising from the workdown of inventories of acquired companies remeasured at fair value due to the application of purchase accounting to acquisitions. This item has no cash impact on the Group.

•	€54 million of restructuring costs related to continuation of transformation in Europe.

•

A €280 million tax effect arising from the items listed above, comprising €259 million generated by amortization charged against intangible assets and €16 million associated with restructuring costs. (see Appendix 3).

•	In “Share of profits/losses from associates”, a charge of €7 million, net of tax, mainly relating to the share of amortization of intangible assets. This item has no cash impact on the Group.

Net Debt

In the first quarter of 2013, net cash generated by operating activities was €1,158 million after changes in working capital (€569 million) and capital expenditures (€301 million) but before restructuring costs. This amount covered the repurchase of shares (€401 million), acquisitions and partnerships (€345 million) and restructuring costs (€204 million). As a consequence, net debt decreased from €7,719 million at December 31, 2012 to €7,440 million at the end of March 2013 (amount net of €6,189 million cash and cash equivalents).

(1)	See Appendix 6 for definitions of financial indicators, and Appendix 3 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2012. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1:	2013 first-quarter consolidated net sales net sales by geographic region and product

Appendix 2:	2013 first-quarter business net income statement

Appendix 3:	Reconciliation of business net income to net income attributable to equity holders of Sanofi

Appendix 4:	2013 first-quarter consolidated income statements

Appendix 5:	R&D pipeline

Appendix 6:	Definitions

Appendix 1: 2013 first-quarter and 2013 consolidated net sales by geographic region and product

Q1 2013 net sales (€ million)	Total	% CER	% reported	Western Europe	% CER	United States	% CER	Emerging Markets	% CER	Rest of the World	% CER

Lantus	1,338	21.3%	19.7%	196	4.2%	862	26.9%	212	19.9%	68	15.6%
Apidra	66	30.8%	26.9%	19	–13.6%	26	85.7%	14	36.4%	7	60.0%
Amaryl	94	–2.9%	–8.7%	6	–25.0%	0	–100.0%	67	11.3%	21	–21.9%
Insuman	33	3.1%	3.1%	22	–8.3%	0	—	11	37.5%	0	—
Diabetes	1,542	19.6%	17.6%	253	2.0%	888	27.9%	304	19.1%	97	6.9%
Taxotere	108	–24.0%	–28.0%	8	–57.9%	11	–26.7%	56	–23.0%	33	–9.5%
Jevtana	52	–1.9%	–3.7%	24	26.3%	20	–28.6%	7	0.0%	1	—
Eloxatin	59	–84.6%	–84.6%	2	–66.7%	8	–97.5%	34	–17.1%	15	–6.3%
Thymoglobulin	44	–6.3%	–8.3%	8	0.0%	24	0.0%	10	–23.1%	2	0.0%
Zaltrap	11	—	—	1	—	10	—	0	—	0	—
Mozobil	26	18.2%	18.2%	8	0.0%	14	7.7%	3	200.0%	1	—
Other Oncology	61	–26.5%	–26.5%	16	–23.8%	35	–27.1%	8	0.0%	2	–66.7%
Oncology	361	–50.2%	–51.3%	67	–17.3%	122	–72.8%	118	–17.4%	54	–9.0%
Aubagio	20	—	—	0	—	20	—	0	—	0	—
Cerezyme	171	16.8%	14.8%	57	9.6%	43	19.4%	60	32.6%	11	–13.3%
Myozyme	116	4.5%	3.6%	66	6.5%	30	0.0%	14	16.7%	6	–12.5%
Fabrazyme	92	100.0%	95.7%	20	100.0%	47	104.3%	16	166.7%	9	37.5%
Aldurazyme	37	5.7%	5.7%	15	7.1%	7	16.7%	11	9.1%	4	–25.0%
Other Rare Diseases products	57	5.3%	0.0%	11	22.2%	21	0.0%	9	0.0%	16	5.9%
Genzyme	493	25.5%	23.3%	169	15.0%	168	44.4%	110	33.3%	46	0.0%
Plavix	450	–5.0%	–10.9%	65	–28.6%	0	–100.0%	206	8.4%	179	16.2%
Lovenox	428	–17.7%	–18.6%	213	–5.3%	49	–59.8%	143	–4.5%	23	–4.0%
Aprovel	241	–20.8%	–21.5%	99	–40.8%	3	–85.7%	103	8.2%	36	33.3%
Renagel and Renvela	171	17.7%	16.3%	32	–3.0%	121	19.6%	13	100.0%	5	0.0%
Allegra	169	6.0%	–7.1%	2	0.0%	0	–100.0%	29	19.2%	138	3.2%
Ambien family	101	–12.0%	–19.2%	11	–8.3%	19	–5.0%	20	10.5%	51	–20.3%
Depakine	106	8.0%	6.0%	33	–5.7%	0	—	70	16.4%	3	0.0%
Synvisc / Synvisc-One	77	0.0%	–1.3%	5	0.0%	63	–3.0%	6	50.0%	3	0.0%
Tritace	78	–9.2%	–10.3%	34	–12.8%	0	—	41	–6.7%	3	0.0%
Multaq	62	–1.6%	–1.6%	10	–16.7%	49	0.0%	2	0.0%	1	—
Lasix	40	–12.5%	–16.7%	18	–10.0%	1	0.0%	12	–7.1%	9	–23.1%
Targocid	43	–13.7%	–15.7%	22	–8.3%	0	—	18	–13.6%	3	–40.0%
Orudis	35	–14.0%	–18.6%	6	–50.0%	0	—	28	0.0%	1	—
Cordarone	35	–5.1%	–10.3%	6	–14.3%	0	—	19	0.0%	10	–7.7%
Xatral	26	–21.2%	–21.2%	9	–30.8%	2	–60.0%	14	–6.7%	1	—
Actonel	28	–19.4%	–22.2%	6	–40.0%	0	—	15	–11.8%	7	–11.1%
Other Rx Drugs	3,178	–9.0%	–12.2%	1,006	–19.0%	449	–20.3%	1,138	2.4%	585	–0.2%
Consumer Healthcare	811	3.1%	0.7%	199	2.6%	177	–2.7%	368	4.4%	67	14.8%
Generics	423	–1.8%	–3.6%	138	31.1%	54	–27.0%	225	–7.9%	6	–14.3%
Pharmaceuticals	6,808	–4.4%	–6.9%	1,832	–9.2%	1,858	–10.5%	2,263	3.4%	855	0.8%
Polio/Pertussis/Hib Vaccines	270	15.9%	10.2%	6	–66.7%	42	–61.1%	146	64.0%	76	200.0%
Influenza Vaccines	119	34.8%	33.7%	0	—	15	166.7%	93	30.6%	11	–9.1%
Meningitis/Pneumonia Vaccines	80	11.0%	9.6%	1	—	42	13.5%	35	5.9%	2	0.0%
Adult Booster Vaccines	85	–1.1%	–2.3%	14	7.7%	58	–4.8%	8	0.0%	5	25.0%
Travel and Other Endemics Vaccines	74	–2.6%	–3.9%	5	–28.6%	15	–28.6%	42	13.2%	12	9.1%
Other Vaccines	69	50.0%	50.0%	0	–100.0%	63	85.3%	3	–40.0%	3	0.0%
Vaccines	697	15.9%	13.0%	26	–38.1%	235	–11.6%	327	34.1%	109	100.0%
Fipronil products	196	–17.5%	–18.3%	62	–21.5%	101	–21.3%	22	26.3%	11	–20.0%
Vaccines	164	0.6%	–0.6%	43	–4.4%	33	0.0%	84	2.4%	4	33.3%
Avermectin products	142	26.3%	24.6%	16	–11.1%	91	46.0%	12	8.3%	23	9.5%
Others	52	–11.9%	–11.9%	21	0.0%	16	–19.0%	11	11.1%	4	–50.0%
Animal Health	554	–3.1%	–4.2%	142	–12.9%	241	–0.8%	129	7.3%	42	–8.5%
Total Group	8,059	–2.8%	–5.3%	2,000	–10.0%	2,334	–9.7%	2,719	6.5%	1,006	6.1%

Sales of active ingredient to the American entity managed by BMS

Appendix 2: Business net income statement

First quarter 2013	Group Total			Pharmaceuticals			Vaccines			Animal Health			Others
€ million	Q1 2013	Q1 2012(1)	Change	Q1 2013	Q1 2012(1)	Change	Q1 2013	Q1 2012(1)	Change	Q1 2013	Q1 2012(1)	Change	Q1 2013	Q1 2012(1)
Net sales	8,059	8,511	(5.3%)	6,808	7,316	(6.9%)	697	617	13.0%	554	578	(4.2%)
Other revenues	98	426	(77.0%)	83	412	(79.9%)	7	5	40.0%	8	9	(11.1%)
Cost of sales	(2,536)	(2,608)	(2.8%)	(2,025)	(2,178)	(7.0%)	(345)	(262)	31.7%	(166)	(168)	(1.2%)
As % of net sales	(31.5%)	(30.6%)		(29.7%)	(29.8%)		(49.5%)	(42.5%)		(29.9%)	(29.1%)
Gross profit	5,621	6,329	(11.2%)	4,866	5,550	(12.3%)	359	360	(0.3%)	396	419	(5.5%)
As % of net sales	69.7%	74.4%		71.5%	75.9%		51.5%	58.3%		71.5%	72.5%
Research and development expenses	(1,155)	(1,172)	(1.5%)	(988)	(990)	(0.2%)	(128)	(141)	(9.2%)	(39)	(41)	(4.9%)
As % of net sales	(14.3%)	(13.8%)		(14.5%)	(13.5%)		(18.4%)	(22.9%)		(7.0%)	(7.1%)
Selling and general expenses	(2,129)	(2,116)	0.6%	(1,828)	(1,819)	0.5%	(139)	(130)	6.9%	(162)	(167)	(3.0%)
As % of net sales	(26.4%)	(24.9%)		(26.9%)	(24.9%)		(19.9%)	(21.1%)		(29.3%)	(28.9%)
Other current operating income/expenses	30	157		31	152		2			(1)	1		(2)	4
Share of profit/loss of associates(2) and joint ventures	18	297		19	302		(1)	(5)
Net income attributable to non-controlling interests	(41)	(54)		(41)	(55)						1
Business operating income	2,344	3,441	(31.9%)	2,059	3,140	(34.4%)	93	84	10.7%	194	213	(8.9%)	(2)	4
As % of net sales	29.1%	40.4%		30.2%	42.9%		13.3%	13.6%		35.0%	36.9%
Financial income and expenses	(140)	(169)
Income tax expense	(591)	(848)
Tax rate(3)	26.5%	28.0%
Business net income	1,613	2,424	(33.5%)
As % of net sales	20.0%	28.5%
Business earnings per share(4) (in euros)	1.22	1.83	(33.3%)

(1)	Including impact of transition to IAS19R
(2)	Net of tax
(3)	Determined on the basis of Business income before tax, associates, and non-controlling interests
(4)	Based on an average number of shares outstanding of 1,322.2 million in the first quarter of 2013 and 1,321.2 million in the first quarter of 2012

Appendix 3: Reconciliation of Business net income to Net income attributable to equity holders of Sanofi

€ million	Q1 2013	Q1 2012(3)	Change
Business net income	1,613	2,424	(33.5%)
Amortization of intangible assets(1)	(775)	(833)
Impairment of intangible assets	(10)	(1)
Fair value remeasurement of contingent consideration liabilities	(41)	(33)
Expenses arising from the acquisitions on inventories	(3)	(14)
Restructuring costs	(54)	(87)
Other gains and losses, and litigation
Tax effect of items listed above:	280	360
Amortization of intangible assets	259	332
Fair value remeasurement of contingent consideration liabilities	4	2
Expenses arising from the acquisitions on inventories	1	4
Restructuring costs	16	22
Share of items listed above attributable to non-controlling interests	1	1
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(7)	(8)
Net income attributable to equity holders of Sanofi	1,004	1,809	(44.5%)
Consolidated earnings per share(2) (in euros)	0.76	1.37	(44.5%)

(1)	Related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €749 million in the first quarter of 2013 and €788 million in the first quarter of 2012.
(2)	Based on an average number of shares outstanding of 1,322.2 million in the first quarter of 2013 and 1,321.2 in the first quarter of 2012.
(3)	Including impact of transition to IAS19R

See page 10 for comments on the reconciliation of business net income to consolidated net income.

Appendix 4: Consolidated income statement

€ million	Q1 2013	Q1 2012(1)
Net sales	8,059	8,511
Other revenues	98	426
Cost of sales	(2,539)	(2,622)
Gross profit	5,618	6,315
Research and development expenses	(1,155)	(1,172)
Selling and general expenses	(2,129)	(2,116)
Other operating income	71	206
Other operating expenses	(41)	(49)
Amortization of intangible assets	(775)	(833)
Impairment of intangible assets	(10)	(1)
Fair value remeasurement of contingent consideration liabilities	(41)	(33)
Restructuring costs	(54)	(87)
Other gains and losses, and litigation
Operating income	1,484	2,230
Financial expenses	(157)	(189)
Financial income	17	20
Income before tax and associates and joint ventures	1,344	2,061
Income tax expenses	(311)	(488)
Share of profit/loss of associates and joint ventures	11	289
Net income	1,044	1,862
Net income attributable to non-controlling interests	40	53
Net income attributable to equity holders of Sanofi	1,004	1,809
Average number of shares outstanding (million)	1,322.2	1,321.2
Earnings per share (in euros)	0.76	1.37

(1)	with the retroactive application of IAS19R

Appendix 5: R&D Pipeline

Registration

N Lyxumia® (lixisenatide) GLP-1 agonist Type 2 diabetes, U.S., Japan N

Aubagio® (teriflunomide) Relapsing forms of Multiple sclerosis (RMS) Monotherapy, EU

Fluzone® QIV IM Quadrivalent inactivated influenza vaccine

Lemtrada™ (alemtuzumab) Anti-CD52 mAb Multiple sclerosis, EU, U.S.

VaxiGrip® QIV IM Quadrivalent inactivated influenza vaccine

Phase III

N eliglustat tartrate Glucosylceramide synthetase inhibitor Gaucher disease

Insulin glargine New formulation Type 1+2 diabetes

Quadracel® Diphtheria, tetanus, pertussis & polio vaccine; 4-6 y of age

N iniparib (BSI-201) Squamous NSCLC (1L)

N otamixaban Direct Xa inhibitor ACS Dengue Mild-to-severe dengue fever vaccine

N SAR302503 (TG101348) JAK-2 inhibitor Myelofibrosis (1L)

Kynamro™ (mipomersen) Apolipoprotein B-100 antisense Severe HeFH, U.S.

DTP-HepB-Polio-Hib (PR5I) Pediatric hexavalent vaccine

Jevtana® (cabazitaxel) Metastatic prostate cancer (1L)

N alirocumab (SAR236553) Anti-PCSK-9 mAb Hypercholesterolemia

Fluzone® QIV ID Quadrivalent inactivated influenza vaccine intradermal

SYNVISC-ONE® Medical device Pain in hip OA

N sarilumab (SAR153191) Anti-IL-6R mAb Rheumatoid arthritis

N SAR399063 DHA-GLP + vit D Pre-sarcopenia

MACI® Cell-based treatment Articular cartilage defects

Phase II

iniparib (BSI-201) Platinum-resistant ovarian cancer (2L) Metastatic triple negative breast cancer (mTNBC)

N FOV1101 FDC prednisolone/cyclosporine Allergic conjunctivitis

N fresolimumab TGF antagonist Fibrosis

N SAR3419 Maytansin-loaded anti-CD19 mAb B-cell malignancies refractory/relapsed (NHL, ALL)

N SAR292833 (GRC15300) TRPV3 antagonist Neuropathic pain, osteoarthritic pain

N SAR279356 (F598) Anti-PNAG mAb Serious infections

N SAR256212 (MM121) anti-ErbB3 mAb Breast cancer (2L, 3L)

N SAR110894 H3 antagonist Alzheimer’s disease

N ferroquine Antimalarial Malaria

N SAR245408 (XL147) Oral PI3K inhibitor Breast cancer

N SAR113945 IKK- inhibitor Osteoarthritis

N SAR97276 Antimalarial Malaria

N SAR245409 (XL765) Oral dual inhibitor of PI3K & mTOR Non-Hodgkin lymphoma

Meninge ACYW conj. 2nd generation meningococcal conjugate infant vaccine

N dupilumab (SAR231893) Anti-IL4R mAb Asthma; Atopic dermatitis

SAR302503 (TG101348) JAK-2 inhibitor Polycythemia vera (2L) Ruxolitinib resistant/intolerant MF

ACAM-Cdiff Clostridium difficile Toxoid vaccine

N SAR339658 VLA 2 antagonist Inflammatory bowel disease

Jevtana® (cabazitaxel) Small cell lung cancer (2L) Rabies VRVg Purified vero rabies vaccine

N SAR156597 IL4/IL13 Bi-specific mAb Idiopathic pulmonary fibrosis lixisenatide + Lantus® GLP-1 agonist + insulin glargine Fixed-Ratio / Type 2 diabetes

Rotavirus Live attenuated tetravalent Rotavirus oral vaccine

N SAR100842 LPA-1/LPA-3 Skin manifestation of scleroderma

Phase I

SAR153192 N Anti-DLL4 mAb Solid tumors	**GZ404477** N (AAV-hAADC) Gene therapy Parkinson's disease	**GZ402665** N (rhASM) Niemann-Pick type B
GZ402674 N Non-camptothecin topo1 inhibitor Solid tumors	**SAR391786** N Rehabilitation post orthopedic surgery	**GZ402671** N GCS Inhibitor Fabry Disease
SAR650984 N Anti-CD38 naked mAb Hematological malignancies	**SAR228810** N Anti-protofibrillar AB mAb Alzheimer's disease	**Streptococcus pneumonia** Meningitis & pneumonia vaccine
SAR566658 N Maytansin-loaded anti-CA6 mAb Solid tumors	**SAR404460** N DHA-GPL + Vit D Pre-sarcopenia	**Pseudomonas aeruginosa** Antibody fragment product Prevention of ventilator-associated pneumonia
SAR307746 N Anti-ANG2 mAb Solid tumors	**SAR252067** N Anti-LIGHT mAb Crohn's disease & Ulcerative colitis	**Tuberculosis** Recombinant subunit vaccine
SAR125844 N C-MET kinase inhibitor Solid tumors	**SAR113244** N Anti-CXCR5 mAb Systemic lupus erythematosus	**RetinoStat®** N Gene therapy Wet age-related macular degeneration (AMD)
Combinations SAR245409 / MSC1936369B SAR245408/SAR256212 (MM121) Solid tumors	**lixisenatide + Lantus®** GLP-1 agonist + insulin glargine Fix-Flex / Type 2 diabetes	**StarGen®** N Gene therapy Stargardt disease
SAR260301 N PI3K β selective PTEN – Deficient tumors	**SAR127963** N P75 receptor antagonist Trauma brain injury	**GZ402663** (sFLT-01) N Gene therapy Age-related macular degeneration (AMD)
SAR405838 (MI-773) N HDM2 / p53 antagonist Solid tumors	**SAR126119** N TAFIa inhibitor Acute ischemic stroke	**UshStat®** N Gene therapy Usher syndrome 1B
	SAR164653 N Cathepsin A inhibitor Pulmonary hypertension	

N: New Molecular Entity

Oncology
Diabetes Solutions
Rare Diseases
Biosurgery
Cardiovascular Diseases
Immune Mediated Diseases
Infectious Diseases
Vaccines
Ophthalmology
Age Related Degenerative Diseases

17

Phase I

N SAR153192 Anti-DLL4 mAb Solid tumors

N GZ404477 (AAV-hAADC) Gene therapy Parkinson’s disease

N GZ402665 (rhASM) Niemann-Pick type B

N GZ402674 Non-camptothecin topo1 inhibitor Solid tumors

N SAR391786 Rehabilitation post orthopedic surgery

N GZ402671 GCS Inhibitor Fabry Disease

N SAR650984 Anti-CD38 naked mAb Hematological malignancies

N SAR228810 Anti-protofibrillar AB mAb Alzheimer’s disease

Streptococcus pneumonia Meningitis & pneumonia vaccine

N SAR566658 Maytansin-loaded anti-CA6 mAb Solid tumors

N SAR404460 DHA-GPL + Vit D Pre-sarcopenia

Pseudomonas aeruginosa Antibody fragment product Prevention of ventilator-associated pneumonia

N SAR307746 Anti-ANG2 mAb Solid tumors

N SAR252067 Anti-LIGHT mAb Crohn’s disease & Ulcerative colitis

Tuberculosis Recombinant subunit vaccine

N SAR125844 C-MET kinase inhibitor Solid tumors

N SAR113244 Anti-CXCRS mAb

Systemic lupus erythematosus

N

RetinoStat® Gene therapy Wet age-related macular degeneration (AMD)

Combinations SAR245409 / MSC1936369B SAR245408/SAR256212 (MM121) Solid tumors lixisenatide + Lantus® GLP-1 agonist + insulin glargine Fix-Flex / Type 2 diabetes

N StarGen® Gene therapy Stargardt disease

N SAR260301 PI3K selective PTEN – Deficient tumors

N SAR127963 P75 receptor antagonist Trauma brain injury

N GZ402663 (sFLT-01) Gene therapy Age-related macular degeneration (AMD)

N SAR405838 (MI-773) HDM2 / p53 antagonist Solid tumors

N SAR126119 TAFIa inhibitor Acute ischemic stroke

N UshStat® Gene therapy Usher syndrome 1B

N SAR164653 Cathepsin A inhibitor Pulmonary hypertension

N: New Molecular Entity

Oncology

Cardiovascular Diseases

Vaccines

Diabetes Solutions

Immune Mediated Diseases

Ophthalmology

Rare Diseases

Infectious Diseases

Age Related

Biosurgery

Degenerative Diseases

Appendix 6: Definitions of non-GAAP financial indicators

Net sales at constant exchange rates (CER)

When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of reported net sales to net sales at constant exchange rates for the first quarter of 2013

€ million	Q1 2013
Net sales	8,059
Effect of exchange rates	212
Net sales at constant exchange rates	8,271

Net sales on a constant structure basis

We eliminate the effect of changes in structure by restating prior-period net sales as follows:

•

by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•	similarly, by excluding sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

•	for a change in consolidation method, by recalculating the prior period on the basis of the method used for the current period.

Business net income

Sanofi publishes a key non-GAAP indicator. This indicator “Business net income”, replaced “adjusted net income excluding selected items”.

Business net income is defined as net income attributable to equity holders of Sanofi excluding:

•	amortization of intangible assets,

•	impairment of intangible assets,

•	fair value remeasurement of contingent consideration liabilities related to business combinations,

•	other impacts associated with acquisitions (including impacts of acquisitions on associates),

•	restructuring costs(1),

•	other gains and losses (including gains and losses on disposals of non-current assets(1)),

•	costs or provisions associated with litigation(1),

•	tax effects related to the items listed above as well as effects of major tax disputes.

(1)	Reported in the line items Restructuring costs and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.